Zarlink Third Quarter Fiscal 2010 Revenue Exceeds Guidance

•	Q3 revenue of $54.4 million exceeds guidance, margins improve to 52% of revenue and cash increases by 11% to $61.9 million
•	Company guides for Q4 revenue growth driven by increasing customer demand for network timing and line circuit products

OTTAWA, CANADA, January 28, 2010 – Zarlink Semiconductor (TSX: ZL) today issued third quarter Fiscal 2010 results for the three-month period ended December 25, 2009. All figures are is U.S. dollars unless otherwise noted.

Third quarter financial highlights include:
•	Revenue of $54.4 million, exceeding the Company’s guidance range of $52 million to $54 million;
•	Gross margin of 52% of revenue, up from 50% of revenue in the previous quarter;
•	Generated $6.2 million of cash, ending Q3 with cash and short-term investments totaling $61.9 million

“Revenue for the quarter exceeded guidance, gross margin improved significantly, and the business continues to generate solid operating cash flow,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “Fourth quarter guidance highlights signs of recovery across core areas of our business. Most notably, there is growing demand for our timing products as carriers evolve their wireless networks to more efficiently support higher-bandwidth smartphone services, as well as increasing customer design activity for our line circuit products. This communications market strength, coupled with the long-term opportunity for our medical products as the new devices integrate wireless technology to support advanced applications and therapies, provides a solid foundation for further growth and increased profitability in the coming quarters.”

Third Quarter Financial Results
Third quarter revenue was $54.4 million, compared with second quarter revenue of $53.6 million and $53.7 million in Q3 Fiscal 2009. Gross margin in Q3 Fiscal 2010 increased to 52% of revenue, which included $0.6 million in supply chain harmonization costs. In comparison, gross margin in Q2 Fiscal 2010 was 50% of revenue, which included $0.9 million in supply chain harmonization costs. Gross margin in Q3 Fiscal 2009 was 49%, which included integration costs of $0.5 million.

R&D expenses in Q3 Fiscal 2010 were $10.9 million, or 20% of revenue, compared with Q2 Fiscal 2010 R&D expenses of $10.6 million, or 20% of revenue. S&A expenses in Q3 Fiscal 2010 were $11.2 million, or 21% of revenue, compared with Q2 Fiscal 2010 S&A expenses of $10.1 million, or 19% of revenue. Increased S&A expenses in the quarter reflect a weakening U.S. dollar, as many of the Company’s S&A expenses are incurred in other currencies, and restructuring costs related to management team changes announced in the quarter.

Third quarter Fiscal 2010 operating income was $4.5 million, compared with Q2 Fiscal 2010 operating income of $5.2 million and a Q3 Fiscal 2009 operating loss of $1.0 million. Net income in Q3 Fiscal 2010 was $0.6 million or break-even per share, which included a non-cash foreign exchange loss of $2.7 million related primarily to Zarlink’s Canadian dollar denominated debenture. Excluding the impact of foreign exchange, earnings per share were inline with Q3 guidance of $0.01 to $0.03 per share. In Q2 Fiscal 2010 Zarlink recorded net income of $0.7 million, or break-even per share, which included a non-cash foreign exchange loss of $3 million. In Q3 Fiscal 2009 Zarlink recorded net income of $12.1 million, or $0.09 per basic share and $0.08 per diluted share, which included a non-cash foreign exchange gain of $10.3 million.

As a supplement to Zarlink’s consolidated financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), the Company provides additional non-GAAP measures for operating income, net income (loss), and basis and diluted net income (loss) per share. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press releases.

Non-GAAP operating income for Q3 Fiscal 2010 was $7.3 million, compared with Q2 Fiscal 2010 non-GAAP operating income of $7.4 million and Q3 Fiscal 2009 non-GAAP operating income of $6.4 million. Non-GAAP net income in Q3 Fiscal 2010 was $6.1 million, or $0.05 per basic share and $0.04 per diluted share. For Q2 Fiscal 2010 non-GAAP net income was $6.3 million, or $0.05 per basic share and $0.04 per diluted share. For Q3 Fiscal 2009 non-GAAP net income was $5.6 million, or $0.04 per basic and diluted share.

Cash and short-term investments increased by $6.2 million to $61.9 million at the end of Q3 Fiscal 2010, compared with $55.7 million at the end of the Q2 Fiscal 2010 and $45.5 million at the end of Q3 Fiscal 2009.

On January 28, 2010 Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on March 31, 2010 to preferred shareholders of record as of March 5, 2010. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

Business Summary
Third quarter revenue from Zarlink’s Communication Products Group was $33.8 million, compared with $34.2 million in Q2 Fiscal 2010 and $33.7 million in Q3 Fiscal 2009. Revenue in the quarter was impacted by expected seasonality for communications products for the residential gateway market, but the Company is seeing increasing customer design activity for its line circuit and network timing products.

In the quarter, Zarlink added new design wins for timing products required by carriers as they transform their wireless networks to more efficiently and cost-effectively support high-bandwidth smartphone applications. Zarlink is also expanding the market opportunity for its timing products, with leading processor vendors incorporating the Company’s Timing over Packet software to provide a complete synchronization solution for femtocells. Carriers are deploying femtocells, which are small basestations for residential and enterprise environments, to extend wireless coverage and improve voice and data services. To date, more than one million network ports are synchronized by the Company’s packet network timing products.

For the Company’s Medical Products Group, Q3 Fiscal 2010 revenue was $7.9 million, compared with Q2 Fiscal 2010 revenue of $7.8 million and Q3 Fiscal 2009 revenue of $8.2 million. Short-term revenue for Zarlink’s Medical products was impacted by general market softness for end-customers as hospitals slowed spending for heart rhythm devices, as well as extended FDA qualification approvals for a customer-specific platform. The long-term opportunity for Zarlink’s medical telemetry products remains strong as equipment manufacturers integrate wireless technologies into advanced devices.

In the quarter, Zarlink announced an expanded relationship with Given Imaging. Zarlink’s custom RF (radio frequency) radio chip is now in use in Given Imaging's new PillCam COLON 2 camera capsule for wireless examination of the colon. Zarlink's RF technology is also used in Given Imaging's camera capsules for visualizing the small bowel. In addition, Zarlink announced that the Self-Energizing Implantable Medical Microsystem (SIMM) microgenerator, which converts energy from the heartbeat into power for implanted medical devices, was named winner of the Emerging Technology Award at the Institution of Engineering and Technology's (IET) Innovation Awards.

Optical Products revenue in Q3 Fiscal 2010 was $4.5 million, compared with revenue of $3.8 million in Q2 Fiscal 2010, as the product group saw some recovery in its module and IC businesses. In Q3 Fiscal 2009 Optical Products revenue was $5.4 million. Custom and Other revenue in Q3 Fiscal 2010 was $8.2 million, compared with $7.8 million in Q2 Fiscal 2010 and $6.4 million in Q3 Fiscal 2009.

Fourth Quarter Fiscal 2010 Guidance
The opening backlog at the start of Q4 Fiscal 2010 was approximately $56 million, compared with an opening backlog of $45 million at the start of Q3 Fiscal 2010.

For Q4 Fiscal 2010, Zarlink is forecasting:

•	Revenue between $56 million and $58 million;
•	Gross margins between 52% and 53%, excluding supply chain harmonization costs of approximately $0.7 million;
•	Operating expenses between $22 million and $23 million, excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange gains/losses related to the Company’s Canadian dollar denominated debenture, Zarlink expects Q4 earnings of $0.02 to $0.04 per share.

Analyst Conference Call
An open conference call for analysts will be held on January 28, 2010 beginning at 5:00 p.m. EDT. Access the call by dialing 1-800-814-4860. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, Access Code 4201481# or 416-640-1917, Access Code 4201481#. The replay is available until midnight on February 11th, 2010. A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Dec. 25,	Sept. 25,	Dec. 26,	Dec. 25,	Dec. 26,
	2009	2009	2008	2009	2008
Revenue	$54,425	$53,596	$53,726	$161,629	$176,064
Cost of revenue	26,074	26,665	27,215	79,484	91,386
Gross margin	28,351	26,931	26,511	82,145	84,678

Expenses:
Research and development	10,930	10,601	10,402	31,067	33,560
Selling and administrative	11,219	10,124	10,877	31,636	36,960
Amortization of intangible assets	1,803	1,803	1,846	5,431	5,538
Contract impairment (recovery)	(94)	-	142	715	142
Impairment (recovery) of current asset	-	(768)	3,000	(768)	3,000
Impairment of asset held for sale	-	-	1,200	-	1,200
Gain on sale of assets	-	-	-	-	(936)
	23,858	21,760	27,467	68,081	79,464
Operating income (loss)	4,493	5,171	(956)	14,064	5,214

Gain (loss) on repurchase of convertible debentures	-	(316)	3,593	(316)	3,593
Interest income	69	43	392	157	1,108
Interest expense	(985)	(973)	(978)	(2,861)	(3,293)
Amortization of debt issue costs	(161)	(160)	(161)	(481)	(529)
Foreign exchange gain (loss)	(2,719)	(2,999)	10,302	(9,598)	11,920
Net income before income taxes	697	766	12,192	965	18,013
Income tax recovery (expense)	(66)	(46)	(92)	(130)	2,419

Net income	$631	$720	$12,100	$835	$20,432

Net income (loss) attributable to common shareholders	$112	$135	$11,642	$(758)	$18,587

Net income (loss) per common share:
Basic	$0.00	$0.00	$0.09	$(0.01)	$0.15
Diluted	$0.00	$0.00	$0.08	$(0.01)	$0.13

Weighted average number of common shares outstanding (thousands):
Basic	122,293	122,426	123,942	122,381	125,589
Diluted	123,652	123,510	154,297	122,381	157,136

Percentage of revenue:
Gross margin	52%	50%	49%	51%	48%
Research and development	20%	20%	19%	19%	19%
Selling and administrative	21%	19%	20%	20%	21%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Dec. 25,	Sept. 25,	Dec. 26,	Dec. 25,	Dec. 26,
	2009	2009	2008	2009	2008
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$631	$720	$12,100	$835	$20,432
Depreciation of fixed assets	939	949	1,205	2,864	3,588
Amortization of other assets	1,964	1,963	2,007	5,912	6,067
Stock compensation expense	475	325	575	1,163	1,575
Other non-cash changes in operating activities	2,802	2,665	(9,153)	9,857	(10,789)
Deferred income taxes	162	(71)	1,248	245	2,181
Decrease (increase) in working capital:
Trade accounts and other receivables	(6,615)	2,692	8,836	(5,536)	3,091
Inventories	3,809	(878)	(383)	1,286	685
Prepaid expenses and other	951	(247)	2,175	634	3,744
Payables and other accrued liabilities	1,671	(796)	(11,492)	(208)	(16,270)
Deferred revenue	1,770	1,898	(1,084)	3,685	857
Total	8,559	9,220	6,034	20,737	15,161

Investing activities:
Expenditures for fixed assets	(998)	(411)	(806)	(1,984)	(3,070)
Proceeds from disposal of fixed assets	-	-	-	-	984
Total	(998)	(411)	(806)	(1,984)	(2,086)

Financing activities:
Repurchase of convertible debentures	-	(13)	(2,594)	(13)	(2,594)
Payment of dividends on preferred shares	(474)	(466)	(437)	(1,417)	(1,522)
Repurchase of preferred shares	(144)	(433)	(290)	(849)	(1,180)
Repurchase of common shares	(642)	-	(887)	(642)	(2,707)
Total	(1,260)	(912)	(4,208)	(2,921)	(8,003)

Effect of currency translation on cash	(102)	672	(1,613)	1,067	(2,154)

Increase (decrease) in cash and cash equivalents	6,199	8,569	(593)	16,899	2,918

Cash and cash equivalents, beginning of period	55,706	47,137	45,872	45,006	42,361

Cash and cash equivalents, end of period	$61,905	$55,706	$45,279	$61,905	$45,279

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Dec. 25,	Sept. 25,	March 27,
	2009	2009	2009
ASSETS

Current assets:
Cash and cash equivalents	$61,905	$55,706	$45,006
Restricted cash and cash equivalents	14,704	15,455	13,145
Trade accounts receivable – net	30,352	23,209	24,556
Other accounts receivable – net	3,987	4,568	4,300
Inventories – net	26,535	30,344	27,821
Prepaid expenses and other	2,048	2,998	2,681
Current assets held for sale	1,935	1,935	1,935
	141,466	134,215	119,444
Fixed assets – net	11,528	11,803	12,530
Deferred income tax assets – net	5,561	5,723	5,800
Intangible assets – net	43,674	45,477	49,106
Other assets	2,081	2,283	2,655
	$204,310	$199,501	$189,535

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$11,885	$12,513	$12,018
Employee-related payables	10,269	8,918	9,478
Income and other taxes payable	746	657	482
Current portion of provisions for exit activities	1,574	1,826	3,645
Other accrued liabilities	8,332	6,972	6,454
Deferred revenue	4,546	2,776	861
Deferred income tax liabilities – current portion	31	31	28
	37,383	33,693	32,966

Long-term debt – convertible debentures	67,567	64,923	57,203
Long-term portion of provisions for exit activities	323	558	200
Pension liabilities	16,208	17,075	14,690
Deferred income tax liabilities – long-term portion	31	31	28
Long-term accrued income taxes	2,192	2,350	2,408
Other long-term liabilities	545	833	830
	124,249	119,463	108,325

Redeemable preferred shares, unlimited shares authorized; 1,006,600 shares issued and outstanding as at December 25, 2009	12,884	12,984	13,558

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,683,182 shares issued and outstanding as at December 25, 2009	734,337	738,818	738,818
Additional paid-in capital	38,795	34,526	33,969
Deficit	(670,454)	(670,611)	(669,872)
Accumulated other comprehensive loss	(35,501)	(35,679)	(35,263)
	67,177	67,054	67,652
	$204,310	$199,501	$189,535

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Dec. 25, 2009	Total	Sept. 25, 2009	Total	Dec. 26, 2008	Total

Asia – Pacific	$26,487	49%	$29,143	54%	$26,925	50%
Europe	16,617	31	13,379	25	14,482	27
Americas	11,321	20	11,074	21	12,319	23
	$54,425	100%	$53,596	100%	$53,726	100%

	Nine Months		Nine Months
	Ended	% of	Ended	% of
	Dec. 25, 2009	Total	Dec. 26, 2008	Total

Asia – Pacific	$84,059	52%	$89,225	51%
Europe	44,302	27	46,617	26
Americas	33,268	21	40,222	23
	$161,629	100%	$176,064	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Dec. 25, 2009	Total	Sept. 25, 2009	Total	Dec. 26, 2008	Total

Communication Products	$33,818	62%	$34,196	64%	$33,682	63%
Medical Products	7,937	15	7,799	15	8,217	15
Optical Products	4,463	8	3,830	7	5,443	10
Custom & Other	8,207	15	7,771	14	6,384	12
	$54,425	100%	$53,596	100%	$53,726	100%

	Nine Months		Nine Months
	Ended	% of	Ended	% of
	Dec. 25, 2009	Total	Dec. 26, 2008	Total

Communication Products	$100,662	62%	$112,464	64%
Medical Products	24,720	15	25,195	14
Optical Products	12,246	8	18,491	11
Custom & Other	24,001	15	19,914	11
	$161,629	100%	$176,064	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company provides additional non-GAAP measures for operating income, net income (loss), and basic and diluted net income (loss) per share.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the additional non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

Reconciliations of historical presentations of non-GAAP measures to their most directly comparable GAAP financial measures are provided in the following table.  The Company is unable to reconcile these non-GAAP measures on a forward-looking basis primarily because it is impractical to project certain events, such as the impact of foreign exchange gains/losses.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Dec. 25,	Sept. 25,	Dec. 26,	Dec. 25,	Dec. 26,
	2009	2009	2008	2009	2008

GAAP net income	$631	$720	$12,100	$835	$20,432
Amortization of intangible assets	1,803	1,803	1,846	5,431	5,538
Contract impairment (recovery)	(94)	-	142	715	142
Foreign exchange loss (gain)	2,719	2,999	(10,302)	9,598	(11,920)
Restructuring and supply chain harmonization	592	889	604	2,573	3,884
Impairment of asset held for sale	-	-	1,200	-	1,200
Impairment (recovery) of current asset	-	(768)	3,000	(768)	3,000
Stock compensation expense	475	325	575	1,163	1,575
Gain on sale of assets	-	-	-	-	(936)
Loss (gain) on repurchase of convertible debentures	-	316	(3,593)	316	(3,593)
Non-GAAP net income	$6,126	$6,284	$5,572	$19,863	$19,322

GAAP operating income (loss)	$4,493	$5,171	$(956)	$14,064	$5,214
Amortization of intangible assets	1,803	1,803	1,846	5,431	5,538
Contract impairment (recovery)	(94)	-	142	715	142
Restructuring and supply chain harmonization	592	889	604	2,573	3,884
Impairment of asset held for sale	-	-	1,200	-	1,200
Impairment (recovery) of current asset	-	(768)	3,000	(768)	3,000
Stock compensation expense	475	325	575	1,163	1,575
Gain on sale of assets	-	-	-	-	(936)
Non-GAAP operating income	$7,269	$7,420	$6,411	$23,178	$19,617

GAAP net income (loss) per common share - basic	$0.00	$0.00	$0.09	$(0.01)	$0.15
Amortization of intangible assets	0.01	0.01	0.01	0.04	0.04
Contract impairment (recovery)	(0.00)	-	0.00	0.01	0.00
Foreign exchange loss (gain)	0.02	0.02	(0.08)	0.08	(0.10)
Restructuring and supply chain harmonization	0.00	0.01	0.00	0.02	0.03
Impairment of asset held for sale	-	-	0.01	-	0.01
Impairment (recovery) of current asset	-	(0.01)	0.02	(0.01)	0.02
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Gain on sale of assets	-	-	-	-	(0.01)
Loss (gain) on repurchase of convertible debentures	-	0.00	(0.03)	0.00	(0.03)
Non-GAAP net income per common share – basic*	$0.05	$0.05	$0.04	$0.15	$0.14

GAAP net income (loss) per common share - diluted	$0.00	$0.00	$0.08	$(0.01)	$0.13
Amortization of intangible assets	0.01	0.01	0.01	0.04	0.04
Contract impairment (recovery)	(0.00)	-	0.00	0.00	0.00
Foreign exchange loss (gain)	0.02	0.02	(0.07)	0.06	(0.08)
Restructuring and supply chain harmonization	0.00	0.01	0.00	0.02	0.02
Impairment of asset held for sale	-	-	0.01	-	0.01
Impairment (recovery) of current asset	-	(0.01)	0.02	(0.01)	0.02
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Gain on sale of assets	-	-	-	-	(0.01)
Loss (gain) on repurchase of convertible debentures	-	0.00	(0.02)	0.00	(0.02)
Effect of dilutive potential common shares	0.00	0.00	-	0.02	-
Non-GAAP net income per common share – diluted*	$0.04	$0.04	$0.04	$0.13	$0.13

Shares used to calculate non-GAAP net income per common share – basic	122,293	122,426	123,942	122,381	125,589
Shares used to calculate non-GAAP net income per common share – diluted	152,576	152,436	154,297	152,321	157,136

* Amounts may not add due to rounding.